Filed Pursuant to Rule 433

Registration No. 333-252342

Term Sheet

May 22, 2023

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	4.450% Medium-Term Notes, Series B due May 18, 2026
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook)
S&P Global Ratings: A+ (stable outlook)
Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TKT1 / US89236TKT15
Trade Date of the Reopening:	May 22, 2023
Original Issue Date of the Reopening:	May 25, 2023 (T+3)
Stated Maturity Date:	May 18, 2026
Aggregate Principal Amount Initially
Issued on May 18, 2023:	$1,000,000,000
Aggregate Principal Amount to be Issued
In the Reopening on May 25, 2023:	$400,000,000
Total Aggregate Principal Amount, After
Giving Effect to the Reopening:	$1,400,000,000
Benchmark Treasury:	UST 3.625% due May 15, 2026
Treasury Yield:	3.978%
Spread to Treasury:	+80 basis points
Price to Public:	99.096% plus accrued interest in the amount of $346,111.11
Coupon:	4.450% per annum
Yield:	4.778%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each May 18 and November 18, beginning on November 18, 2023 and ending on the Stated Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Sole Book-Running Manager:	TD Securities (USA) LLC
DTC Number:	#2568

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 25, 2021 and the related prospectus dated January 22, 2021; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer or the underwriter participating in the offering will arrange to send you the prospectus if you request it by calling TD Securities (USA) LLC toll-free at 1-855-495-9846.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

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